UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.
(Translation of registrant’s name into English)

Building B23-A, Universal Business Park No. 10 Jiuxianqiao Road Chaoyang District, Beijing 100015, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 9, 2020, Borqs Technologies, Inc. (the “Company”) received a delisting determination letter (the “Determination Letter”) from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (the “Staff” or “Nasdaq”). The Determination Letter notified the Company that since it had not filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 20-F”) by June 30, 2020, the deadline by which the Company was to file the 2019 20-F, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Rule”) and the Company’s ordinary shares are subject to delisting from the Nasdaq Capital Market.

The Determination Letter indicates that Listing Rule 5815(d)(4)(B) does not permit an issuer that is noncompliant with the Rule to present a plan of compliance to Nasdaq if such issuer has failed to comply with that provision within one year of a hearing panel determination of compliance. On March 10, 2020, the Company received a letter from Nasdaq notifying the Company that it had regained compliance with the Rule.

The Company will, by July 16, 2020, request to appeal the Staff’s determination to delist the Company’s securities with a hearings panel, which will stay the suspension of the Company’s securities through July 31, 2020. Also by July 16, 2020, the Company will request an extended stay of the suspension pending the hearing. The panel will review the request for an extended stay and notify the Company on or prior to July 31, 2020 of its decision if it will allow the Company’s securities to continue to trade on the Nasdaq Capital Market pending the panel’s decision. Hearings are typically scheduled to occur approximately 30-45 days after the date of the hearing request.

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release of the Company, dated July 9, 2020, to announce its receipt of the Notice and its plans in response thereto.

Forward-Looking Statements

The information above includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included herein are forward-looking statements. These forward-looking statements may be identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. These forward-looking statements represent the Company’s current expectations or beliefs concerning future events, and it is possible that the results described in this release will not be achieved. These forward-looking statements are subject to certain risks, uncertainties and assumptions identified in this release or as disclosed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”). Factors that could cause actual results to differ from the Company’s expectations include the risk that the panel will not grant the Company’s request for an extended stay; risk that the panel will not permit the Company to attempt to regain compliance with the Rule; uncertainties relating to the ability of the Company to cure any delinquencies in compliance with the Rule due in part to potential continued quarantine and travel restrictions on the Company’s personnel and auditors related to the COVID-19 pandemic; risk relating to the substantial costs and diversion of personnel’s attention and resources due to these matters; risk that the Company’s ordinary shares could be delisted from the Nasdaq Capital Market and other factors described in the Company’s filings with the SEC. As a result of these factors, actual results may differ materially from those indicated or implied by forward-looking statements.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all such factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: July 15, 2020	By:	/s/ Anthony K. Chan
Anthony K. Chan
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1	Press Release

3